SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*

                           Pacific Dunlop Limited
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                              (Name of Issuer)

                              Ordinary Shares
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                       (Title of Class of Securities)

                                 694185109
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              October 10, 2000
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 694185109

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        SHAMROCK HOLDINGS OF CALIFORNIA, INC. - 95-3928494

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (SEE INSTRUCTIONS)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

        NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        91,937,007 ORDINARY SHARES<F1>

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        91,937,007 ORDINARY SHARES

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.9%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO

[FN]
(1) Trefoil SPRL and SHOC share dispositive power over 61,078,260 Ordinary Shares. Trefoil SPRL, SHOC and Futuris share dispositive power over 30,858,747 Ordinary Shares. See Items 4 and 5 hereof.

SCHEDULE 13D
CUSIP No. 694185109

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        TREFOIL INTERNATIONAL III, SPRL - 95-4814073

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (SEE INSTRUCTIONS)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        BELGIUM

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               61,078,260 ORDINARY SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        91,937,007 ORDINARY SHARES<F1>

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        91,937,007 ORDINARY SHARES

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.9%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO

[FN]
(1) Trefoil SPRL and SHOC share dispositive power over 61,078,260 Ordinary Shares. Trefoil SPRL, SHOC and Futuris share dispositive power over 30,858,747 Ordinary Shares. See Items 4 and 5 hereof.

INTRODUCTION

     This statement amends the Schedule 13D filed on August 4, 2000 (the "Schedule 13D") by Shamrock Holdings of California, Inc., a California corporation ("SHOC"), with respect to Ordinary Shares (the "Ordinary Shares"), of Pacific Dunlop Limited, an Australian corporation (the "Company"). Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

1.   ITEM 2 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE
     FOLLOWING INFORMATION:

     ITEM 2.  IDENTITY AND BACKGROUND.
              -----------------------

     (a)-(c), (f). In addition to SHOC, Trefoil International III, SPRL, a Belgian corporation ("Trefoil SPRL"), is a Reporting Person. Trefoil SPRL is controlled by Trefoil International Investors III, L.P., a Delaware limited partnership ("Trefoil International Investors III LP"). Trefoil International Investors III LP is controlled by SHOC. The general partner of Trefoil International Investors III LP is Trefoil International III, L.L.C., a Delaware limited liability company ("Trefoil International III LLC"). Trefoil International III LLC is controlled by SHOC.

     Trefoil SPRL is a holding company, and Trefoil International Investors III LP is an investment partnership, both of which are engaged in the making, holding and disposing of investments in various industries outside the United States. The principal executive offices of Trefoil International Investors III, LP are located at 4444 Lakeside Drive, Burbank, California 91505. The principal executive offices of Trefoil SPRL are located at Avenue de Cortenbergh 75, 1000 Brussels Belgium.

     The directors of Trefoil SPRL are Stanley P. Gold, Eugene I. Krieger, Robert G. Moskowitz and Gregory S. Martin. Information requested in Items 2(a) through (c) and (f) of the General Instructions to the U.S. Securities and Exchange Commission Schedule 13D as applicable to Messrs. Gold, Krieger, Moskowitz and Martin was provided in the Schedule 13D, and remains current.

     (d)-(e) During the last five years, neither of Trefoil SPRL nor Trefoil International Investors III LP, nor to Trefoil SPRL's best knowledge, any of their partners, directors or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

2.   ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE
     FOLLOWING INFORMATION:

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
              -------------------------------------------------

     The total consideration used by Trefoil SPRL to purchase the 61,078,260 Ordinary Shares and the Option from SHOC consists of (i) a promissory note in the principal amount of $56,332,894 AUD, (ii) Trefoil SPRL's assumption of all of the rights and obligations of SHOC under an agreement between SHOC and Stanley P. Gold and (iii) Trefoil SPRL's assumption of $44,186,539 AUD of margin debt owed by SHOC to Salomon Smith Barney Inc. ("Salomon") under the Margin Account Agreement between SHOC and Salomon
(the "SHOC Margin Account Agreement"), all as more fully described in Item
4 hereof.

     In addition, Trefoil SPRL and Salomon have entered into a Margin Lending Facility Agreement (the "Trefoil SPRL Margin Lending Facility Agreement"). All of the 61,078,260 Ordinary Shares purchased by Trefoil SPRL from SHOC were pledged as security for the margin debt Trefoil SPRL assumed from SHOC under the SHOC Margin Account Agreement.

     A copy of the SHOC Margin Account Agreement was attached as Exhibit 3 to the Schedule 13D. A copy of the Trefoil SPRL Margin Lending Facility Agreement is attached hereto as Exhibit 7 and incorporated herein by reference.

     The funds used by Trefoil SPRL to purchase any of the Option Shares will be derived from Trefoil SPRL's working capital, and from margin borrowings pursuant to the Trefoil SPRL Margin Lending Facility Agreement.

3.   ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE
     FOLLOWING INFORMATION:

     ITEM 4.  PURPOSE OF TRANSACTION.
              ----------------------

     On October 10, 2000, in connection with a restructuring of its international investments, SHOC entered into a Purchase Agreement (the "Purchase Agreement") with Trefoil SPRL, pursuant to which SHOC sold all of its rights, title and interest in 61,078,260 Ordinary Shares (the
"Transferred Shares") and assigned and transferred all of its rights, title and interest in, and all of its rights and benefits under, the Futuris Agreement to Trefoil SPRL in exchange for (i) a full recourse, non-interest bearing Promissory Note (the "Promissory Note"), payable from Trefoil SPRL to SHOC in the principal amount of $56,332,894 AUD, due and payable upon the consummation of a sale of the Transferred Shares and the Option, (ii)
Trefoil SPRL's assumption of all of the rights and obligations of SHOC under an agreement between SHOC and Stanley P. Gold, President of SHOC, pursuant to which Mr. Gold has an economic interest in 10% of the Ordinary Shares acquired by SHOC and (iii) Trefoil SPRL's assumption of $44,186,539 AUD of margin debt owed by SHOC to Salomon pursuant to the SHOC Margin Account Agreement. Pursuant to the Purchase Agreement, SHOC has also agreed to guarantee Trefoil SPRL's obligations under the Trefoil SPRL Margin Lending Facility Agreement.

     The foregoing description of portions of the Purchase Agreement, the Promissory Note and the Trefoil SPRL Margin Lending Facility Agreement is qualified in its entirety by the complete text of the Purchase Agreement, the Promissory Note and the Trefoil SPRL Margin Lending Facility Agreement, which are incorporated herein by reference. Copies of the Purchase Agreement and the Promissory Note are being filed herewith as Exhibits 5 and 6, respectively.

     Trefoil SPRL acquired the Transferred Shares and Option for investment purposes. Notwithstanding the foregoing, Trefoil SPRL may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial condition of the Company, the availability of securities at favorable prices and alternative investment opportunities available to Trefoil SPRL, and other factors that Trefoil SPRL may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities it now holds or hereafter acquires as set forth above or otherwise. Additionally, although no decision has been made, Trefoil SPRL may seek representation on the Board of Directors of the Company.

     Except as stated in this response to Item 4, Trefoil SPRL has no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 to the form of
Schedule 13D promulgated under the Act.

4.   ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE
     FOLLOWING INFORMATION:

     ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.
              -------------------------------------

     (a), (b) On August 9, 2000, SHOC purchased an additional 3,426,656 Ordinary Shares on the open market on the Australian Stock Exchange at $1.5276 AUD per Ordinary Share, including brokerage commissions and stamp duties. As a result of this transaction, the number of Ordinary Shares owned by SHOC was increased to 61,078,260 Ordinary Shares, all of which were sold to Trefoil SPRL pursuant to the terms of the Purchase Agreement. Accordingly, Trefoil SPRL is the owner of 61,078,260 Ordinary Shares, which represents approximately 5.9% of the issued and outstanding Ordinary Shares.

          Also pursuant to the Purchase Agreement, SHOC assigned to Trefoil SPRL all of its right, title and interest in, and all of its rights and benefits under, the Futuris Agreement. As a result, each of Trefoil SPRL and CP Ventures has the power to direct the exercise of the Option during the Call Option Period. The Option Shares represent approximately 3.0% of the issued and outstanding Ordinary Shares. Thus, Trefoil SPRL and Futuris share beneficial ownership in the respective amounts of 40% and 60%, respectively, of the Option Shares with respect to the power to direct the disposition of the Option Shares. In addition, by virtue of SHOC's assignment to Trefoil SPRL of the Futuris Agreement, Trefoil SPRL, SHOC and Futuris are part of a group as such term is defined in Rule 13d-5(b)(1) under the Act.

          Because SHOC controls Trefoil International Investors III LP, which controls Trefoil SPRL, SHOC and Trefoil SPRL share dispositive power over the Ordinary Shares and the Option Shares. Thus, Trefoil SPRL shares beneficial ownership of such Ordinary Shares with SHOC.

          Finally, each of the controlling persons of Trefoil SPRL, SHOC and SHI may be deemed to beneficially own the Ordinary Shares held by Trefoil SPRL and the Option Shares, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2 of the
Schedule 13D.

          The percentages set forth in this response to Items 5(a) and 5(b) assume that 1,028,970,228 Ordinary Shares were outstanding as of the date hereof, as represented by the Company in its Form 6-K filed with the S.E.C. on August 11, 2000.

          (c) Except as set forth above, neither Trefoil SPRL nor, to the knowledge of Trefoil SPRL, any person identified in response to Item 2, beneficially owns any Ordinary Shares or has effected any transactions in Ordinary Shares during the preceding 60 days.

          (d) Pursuant to the Purchase Agreement, SHOC assigned to Trefoil SPRL, and Trefoil SPRL assumed from SHOC, all of SHOC's rights and obligations under that certain agreement between SHOC and Mr. Gold referred to in Item 4 hereof. Accordingly, Mr. Gold has an economic interest in 10% of the Ordinary Shares acquired by Trefoil SPRL. Mr. Gold has no right to vote or dispose of the Ordinary Shares in which he has an economic interest. Those rights are retained by Trefoil SPRL. Trefoil SPRL has no knowledge of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or the Option Shares.

          (e) Not applicable.

5.   ITEM 6 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE
     FOLLOWING INFORMATION:

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
              --------------------------------------------------------

     Trefoil SPRL has no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Company, other than as follows:

     On October 10, 2000, SHOC sold 61,078,260 Ordinary Shares, and assigned all of its rights, title and interest in, and all of its rights and benefits under, the Futuris Agreement to Trefoil SPRL in exchange for the Promissory Note, Trefoil SPRL's assumption of SHOC's rights and obligations under the agreement between SHOC and Mr. Gold, and Trefoil SPRL's assumption of $44,186,539 AUD of margin debt owed by SHOC to Salomon pursuant to the SHOC Margin Account Agreement. Certain provisions of the Purchase Agreement and the Promissory Note are described in Item 4 above.

     By virtue of SHOC's transfer of its agreement with Mr. Gold as more fully described in Item 2 above, Mr. Gold has the right to purchase from Trefoil SPRL 10% of the economic interests in any and all Ordinary Shares acquired by Trefoil SPRL.

     The foregoing description of portions of the Purchase Agreement, the Promissory Note and the SHOC Margin Account Agreement is qualified in its entirety by the complete text of the Purchase Agreement, the Promissory Note and the SHOC Margin Account Agreement which are incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

               DOCUMENT
               --------

Exhibit 5  --  Purchase Agreement between SHOC and Trefoil SPRL, dated as of October 10, 2000

Exhibit 6  --  Promissory Note by Trefoil SPRL in favor of SHOC, dated as of October 10, 2000

Exhibit 7  --  Margin Account Agreement between Trefoil SPRL and Solomon
               Smith Barney Inc.

Exhibit 8  --  Joint Filing Agreement between SHOC and Trefoil SPRL, dated as of October 11, 2000

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  October 11, 2000

                                   SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                                   By:  /s/ Robert G. Moskowitz
                                      ------------------------------------
                                      Name:  Robert G. Moskowitz
                                      Title: Executive Vice President


                                   TREFOIL INTERNATIONAL III, SPRL


                                   By: /s/ Eugene I. Krieger
                                      ------------------------------------
                                      Name:  Eugene I. Krieger
                                      Title: Director

EXHIBIT INDEX

               DOCUMENT
               --------

Exhibit 5  --  Purchase Agreement between SHOC and Trefoil SPRL, dated as of October 10, 2000

Exhibit 6  --  Promissory Note by Trefoil SPRL in favor of SHOC, dated as of October 10, 2000

Exhibit 7  --  Margin Account Agreement between Trefoil SPRL and Solomon
               Smith Barney Inc.

Exhibit 8  --  Joint Filing Agreement between SHOC and Trefoil SPRL, dated as of October 11, 2000